THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL: 954-599-3672
                                FAX: 954-974-5720

August 11, 2009

Daniel Morris
Attorney Advisor
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

RE:      THEWEBDIGEST CORP.
         AMENDMENT NO 13 TO FORM S-1
         FILE NO. 333-151485

Dear Mr. Morris:

Pursuant to our discussions with Michelle Lacko. We have enclosed a marked-up amendment No. 13 and keyed our answers for your review. We also included in our filing an amended Exhibit 5.1 as requested.

The undersigned registrant acknowledges that:

         o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Steve Adelstein

Steve Adelstein, Chairman, President, Secretary and CFO of TheWebDigest Corp.

Cc: Michelle Lacko